Filed by SOFTBANK CORP. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

Selected Portions of Earnings Results Briefing and Related Presentation Materials

The following transcripts and related slides relate to the SOFTBANK CORP. earnings results briefing held on October 31, 2012. The briefing was conducted in Japanese with simultaneous English translation, and the transcripts filed hereunder are transcribed from the simultaneous English translation. While every effort has been made to provide an accurate translation and transcription, there may be typographical mistakes, inaudible statements, mistranslations of certain statements, errors, omissions or inaccuracies in the transcript. SoftBank believes that none of these inaccuracies is material. The related slides used in the earnings results briefing are included as an attachment to this transcript. A replay of the earnings results briefing is accessible through SoftBank’s website at www.softbank.co.jp/en/.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between Sprint Nextel Corporation (“Sprint”) and SOFTBANK CORP. (“SoftBank”) and its group companies, including Starburst II, Inc. (“Starburst II”) pursuant to a merger agreement and bond purchase agreement. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SoftBank or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approval by Sprint stockholders may not be obtained; (2) there may be a material adverse change of SoftBank or Sprint, or the respective businesses of SoftBank or Sprint may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; and (5) other risk factors as detailed from time to time in Sprint’s and Starburst II’s reports filed with the Securities and Exchange Commission (“SEC”), including Sprint’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and the proxy statement/prospectus to be contained in Starburst II’s Registration Statement on Form S-4, which are, (or will be, when filed) available on the SEC’s web site (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

None of Sprint, SoftBank or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II plans to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint and Starburst II will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.Sprint.com) under the tab “About Us – Investors” and then under the heading “Documents and Filings – SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction (when filed) also may be obtained, free of charge, by directing a request to SoftBank, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp .

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SoftBank, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2011. Other information regarding the interests of such individuals as well as information regarding SoftBank’s and Starburst II’s directors and executive officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Non-GAAP Financial Measures

This presentation may contain certain “non-GAAP” financial measures. SoftBank uses certain non-GAAP performance measures and ratios in managing its business. SoftBank Non-GAAP financial information should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with generally accepted accounting principles in Japan. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Sprint provides financial measures determined in accordance with accounting principles generally accepted in the United States (GAAP) and adjusted GAAP (non-GAAP). The non-GAAP financial measures reflect industry conventions, or standard measures of liquidity, profitability or performance commonly used by the investment community for comparability purposes. These measurements should be considered in addition to, but not as a substitute for, financial information prepared in accordance with GAAP. We have defined below each of the non-GAAP measures we use, but these measures may not be synonymous to similar measurement terms used by other companies.

Sprint provides reconciliations of these non-GAAP measures in its financial reporting. Because Sprint does not predict special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, Sprint does not provide reconciliations to GAAP of its forward-looking financial measures.

The measures used in this presentation for Sprint include the following:

OIBDA is operating income/(loss) before depreciation and amortization. Adjusted OIBDA is OIBDA excluding severance, exit costs, and other special items. Adjusted OIBDA Margin represents Adjusted OIBDA divided by non-equipment net operating revenues for Wireless and Adjusted OIBDA divided by net operating revenues for Wireline. Sprint believes that Adjusted OIBDA and Adjusted OIBDA Margin provide useful information to investors because they are an indicator of the strength and performance of Sprint’s ongoing business operations, including Sprint’s ability to fund discretionary spending such as capital expenditures, spectrum acquisitions and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under GAAP, these expenses primarily represent non-cash current period costs associated with the use of long-lived tangible and definite-lived intangible assets. Adjusted OIBDA and Adjusted OIBDA Margin are calculations commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry.

Third-party Information

Certain information in this document is based upon information from various sources believed by SoftBank to be reliable. SoftBank has not independently verified any of such information and shall have no liability associated with the inaccuracy or inadequacy thereof.

SoftBank Earnings Results Briefing for Q2/FY2012

Press Conference

October 31, 2012

Presentation by Masayoshi Son, Chairman & CEO, SOFTBANK CORP.

(Slide 11)

•

Going forward, not only Japan, but also we need to do the comparison with US operators as well. So here is a comparison with AT&T and Verizon. They are 20% or 19% respectively. Compared to that, we are hitting 25%. So even in comparison in the US market and Japan market, we are steadily keeping the number one position.

(Slide 42)

•

Now, the other day we announced the deal with Sprint, and a lot of people said that “SoftBank is going to go heavily indebted and SoftBank is taking a big risk.” But some people said that “SoftBank could do more about improving network and signal reception, so why doesn’t SoftBank do more about the network instead of making inroads into the United States?” And actually, I received lots of such comments on our Twitter account.

(Slide 43)

•	No worries. That is something that I would like to tell our customers.

(Slide 47)

•	As a result, consolidated CAPEX. With the spending in the US, people may be concerned that we are going to run out of cash in Japan, but that’s not true.

(Slide 48)

•

We are actually even progressing ahead of schedule for CAPEX as well. So we have accelerated CAPEX in this and next fiscal year and the ¥700 billion is the accelerated schedule. And in the next fiscal year also, we are going to increase it by ¥100 billion to ¥550 billion, so we are not ignoring the Japanese market or Japanese quality of communication. We are not postponing any of our network improvements, and we are not sacrificing the Japanese market because of the investment in the US. As a matter of fact, we will be making our accelerated schedule, and also making a good result in the first half already, so that we will be able to enhance the CAPEX in the domestic market as well, so that going into the US market is not sacrificing the Japanese market. That’s something that I would like to tell the customers.

(Slide 61)

•

Continuing revenue and profit increases – in the fiscal year 2016, we are setting the target of hitting ¥1 trillion in the Japan business only. Of course, in the coming years, we are going to add Sprint’s result to the others, but even without those additions, only in the Japanese business, we would like to keep the target of ¥1 trillion for the consolidated EBIT.

(Slides 66)

•	In addition to the Asian market, now we have seen the US market.

(Slides 67-68)

•	After the announcement of the strategic partnership, we have been receiving a lot of questions about this, and I would like to pick up the typical questions that I received.

(Slide 69)

•	The first one is, “Why the US?”

(Slide 70)

•	Because the US market is making remarkable growth and sustainable growth is expected. We are aiming for sustainable growth in a country with a fast growing mobile market.

(Slide 71)

•	The Japanese market is suffering from the declining birthrate and ageing, but the US population is expected to grow to 400 million.

(Slide 72)

•	And the GDP of the United States is expected to grow further to $38.3 trillion.

(Slide 73)

•	Japan and the United States are global leaders in LTE.

(Slide 74)

•	And when it comes to the data traffic, Japan and the United States are the leaders in the world.

(Slide 75)

•

“But what about the country risk of the United States?” There are many countries in Asia, and there are a lot of countries in Europe, but in my view, the United States is one of the countries with the lowest country risk in the world. So that is why we are making inroads into the United States.

(Slides 76)

•	“But why Sprint?”

(Slide 77)

•	Because we see high growth potential in Sprint, for three reasons.

(Slides 78-79)

•	First of all, the revenue could increase. And number two, we expect the financial position to improve and management efficiency is also expected.

(Slides 80)

•	Again, this formula. Subscribers times ARPU equals revenue.

(Slides 81-82)

•

Number of subscribers. Last week or maybe this week, Sprint announced earnings results. According to the results, the number of subscribers decreased. Some people are worried about that, but actually, please look at this. The yellow highlighted portion represents the users on Sprint’s platform. And the grey highlighted bars represent the subscribers on Nextel platform. Nextel has been providing the transceiver-like service. The transceivers are used in the warehouse or outdoors. The service is called Push to Talk. Nextel is a provider of the Push to Talk service, but that service is becoming outdated, so that service will be shutdown next year. That was already announced. So that service will discontinue from June of next year. So there is no point of acquiring Nextel customers. Instead, Sprint is focusing on migrating Nextel customers to the new platform. Because the Nextel Push to Talk service will discontinue next year. So I would like to ask you to look at the yellow highlighted portion. If the yellow portion is showing the declining trend, that is not good.

(Slide 83)

•	But actually, the number of customers on the Sprint platform has been increasing steadily.

•

When it comes to the change in subscribers year-on-year, this graph shows the combined total of the Sprint platform customers and Nextel platform customers. The growth of subscribers year-on-year is 4.8%, which is almost the same as AT&T and Verizon.

(Slide 84)

•

But when it comes to subscriber growth, of those on the Sprint platform, the growth rate is 14.0%, which is by far larger than AT&T and Verizon. So, when it comes to the number of subscribers, Sprint is in good shape.

(Slide 85)

•	Another important element, ARPU. Sprint has been recording growing ARPU for the past years.

(Slide 86)

•	And here is the ARPU growth rate. As you can see here, Sprint’s ARPU growth rate is by far larger. So the number of subscribers has been increasing at the largest growth rate.

(Slide 87)

•	And ARPU is also growing at the largest growth rate.

(Slide 88)

•	Now, the revenue growth rate is almost the same as the competitors if we add the Sprint and Nextel revenue.

(Slides 89)

•

But if we look at the revenue from the Sprint platform only, again, the revenue growth rate is by far larger. So far, Sprint has been seen as a cash strapped company, but actually, Sprint is in the turn around stage, and the turn around has begun. It has been rebounding, and that rebounding trend has just started.

(Slides 90)

•	The consolidated net operating revenue has been growing at the largest rate compared to other companies. So that is why I see a huge opportunity for a revenue increase.

(Slide 91)

•	Second of all, the financial position.

(Slide 92)

•

So far again, Sprint platform-wide, there is a rebounding trend. Sprint has been cash strapped, but we are going to invest in Sprint. As a result, the Sprint net debt will go down sharply, and as a result, interest expenses will increase as well.

(Slides 93)

•

As a result, the net debt / EBITDA multiple will go down sharply. Before the capital increase, the multiple was 3.13 times. But after the capital increase, because of our investment, the multiple will go down to 1.46 times.

(Slide 94)

•

So Sprint can spend CAPEX for further growth. Even with small CAPEX, Sprint has been on the rebounding trend, or turn around trend, but with additional cash or additional CAPEX spending, further growth is expected.

(Slide 95-96)

•

Also, management efficiency is expected to improve. Actually, here in this room are the Sprint CFO and other management team members. We have the Sprint management team members here. Yesterday and today we had a meeting with them to have brainstorming. We learned that we can learn many things from their practice. Through the brainstorming session, the Sprint team said that they could learn from SoftBank practices. So through the brainstorming session, we learned from each other about practices.

•

So far, the Sprint EBITDA margin has been on the declining trend. But that includes a turn around. When SoftBank acquired Vodafone K.K., the EBITDA margin was low, but that has been increasing since our acquisition. SoftBank is number one in the US and in Japan when it comes to the EBITDA margin. So SoftBank’s expertise and know-how could be adopted by Sprint so that Sprint could accelerate its turn-around process and growth process.

(Slide 97)

•

When we took over Vodafone’s mobile business in Japan, since then the mobile business has been growing. This V-shaped recovery is expected in Sprint as well. The Sprint EBITDA margin will grow further.

(Slide 98)

•

When you buy something at the highest price and later on if the value goes down, that is not a good investment. It is good to buy at a low price and make it grow. That is good. But actually, right before the turnaround, we actually invest in, and also accelerate this turnaround. This is kind of the way that we should do it. Recently there is some mass-media coverage talking about negative figures about Sprint. There are such words in the media. However in reality – this is true in a sense – however, if you look closer, actually, this Nextel service is now scheduled to shut down in June next year, and that has been announced to do so.

(Slide 99)

•

What Sprint is doing is the accelerated depreciation for this asset. So actually these are still available assets; however, because of the shutdown of the Nextel platform, this is depreciated in accelerated way. So it is still on the balance sheet, but depreciated in an accelerated way. So actually, it is making a bigger, negative effect, more than reality.

(Slide 100)

•

So this Nextel equipment effect – if we take that out from that, then actually it shows to be profitable. Also, net loss is not that large as a matter of fact; if we take into account the acceleration of the depreciation of the Nextel platform. Also, there is the burden of interest payments here as well. As I mentioned earlier, once we have improved the balance sheet, we will be able to have better interest. Also, the amount itself is going to be reduced with that I believe that you will be able to see that big turnaround after then.

(Slide 101)

•

So now it is hitting the bottom and coming back to the positive direction, and that is the very timing that we are making investments and are joining in. So that was very good timing as a matter of fact, I believe.

(Slide 108)

•

Here as a result, consolidated EBITDA, now exceeding KDDI, very much close to DoCoMo right now; having additions here, we will be exceeding and surpassing DoCoMo. So acquisition is not really your own capability and some people may say so but still, we need to win. If we win the game, that is the result. Of course, it is not always a good thing, sometimes risk comes along, but still, we have already made good results in EBITDA as well.

(Slide 109)

•	Here is SoftBank’s enterprise value.

(Slide 110)

•	Our sales compared with the global mobile operator now positioned in number three, which I also mentioned in a previous announcement.

(Slide 111)

•	When it comes to mobile EBITDA, global number five.

(Slide 113)

•

However, when you see the mobile operators market cap, we are in number 38. So it is a ¥1.1 trillion market cap now. So SoftBank’s market cap, maybe people may wonder what the ¥2.8 trillion is or something, why is it ¥1.1 trillion?

(Slide 117)

•	With all that, I have been having strong motivation over the expansion of the business base and people may ask me, “Why expand and keep expanding the business base?”

(Slide 118)

•

Because we would like to have a robust management base by enhancing the financial strength so that we will be able to provide the best possible service to the customers, so that the handset, device, and network – that is something that we would like to provide the best, so we need to have a robust base to provide such services. Any equipment vendors, maybe they only focus on Japanese markets, but that just leaves them left alone in the world. Then you will never be able to have enough strength to compete against the global market or a global company. If you do not have such strength then you will never be able to win the game in the Japanese market either. You have to have continuous profit and continuous growth, then you have strength over the CAPEX, and also as a result you will be able to provide better service for the customer.

(Slide 119)

•

If you only focus on the Japanese market and try to make the small base and focus small but beautiful, but I do not believe so. That does not really fit into the management style or concept, so you have to be able to compete against the global market or global companies. In the past, Japanese vendors are making the most suitable handset for the Japanese customers and only focusing on the Japanese users. They believed that the Japanese users were the most advanced users compared to the market. But as a matter of fact, they later found out that we were only left alone compared to the rest of the world and became the Galapagos phones. The global band LTE and the smartphone are now making the best advantage so that you will just be in a small world, a goldfish in a very small bowl. That is not good. You have to go to the big ocean and swim there. That is the kind of concept that we have. So we have to take a risk and go over to the big ocean. That could sound crazy and may be very risky – we realize that and we know that. But knowing that, we would still like to take the risk to go for it because we need to be the global-base devices and the global network, so everything is becoming the global standard and there we have to take advantage of the scale of the economy.

(Slide 120)

•	As a result, we can provide a cutting edge LTE network, the global smartphone, and innovative services for Japanese consumers and the consumers in the United States.

(Slide 121)

•

We would like to bring about lifestyle innovation through mobile Internet. Also we would like to bring about information revolution – happiness for everyone. That is our corporate philosophy and we are pursuing it.

Questions and Answers From the Audience

Speaker

•

I am Masuno from Nomura Securities. I have two questions. One is about Sprint and one is about EMOBILE. About Sprint, now the share price here is decreasing, but when it comes to the price plan and the network, they are providing the unlimited plan, which is not available on AT&T and Verizon.

Then, when it comes to networks: so far, looking at the Network Vision of Sprint, FDD-LTE, using mainly 1.9GHz, and around the end of next year, probably 250 million, in 38,000 base stations is the plan by the end of next year, but the band 26 iDEN 850MHz has already received a license, so that from the carrier’s point of view, 850 platinum band FDD-LTE will be provided. That is kind of the way that I am looking at it. So band 26 – how much are you going to enhance it? And band 41, 2.5GHz? So lastly, Clearwire, talking about the 2,000 base stations launching in June, but in total 8,000 base stations – so in total investment, US$600 million. So is that enough, or do you need more? And also the handset: if that is the case, band 26 and band 41 both need to be available in one handset, so that you would be able to be competitive. So that is what I think. So how do you think about those kinds of areas? That is one question.

Mr. Son

•

About the Sprint future strategy – I have no comment about it because we have not officially closed the transaction, and there are current plans by the current management. Once they have officially become our group, then there may be some discussions of additions or changes of the strategy – there may be. But we have a management style: we never discuss the future strategy, especially when it comes to the management strategies and policies – we do not discuss it at all. So that is our policy, so probably you can look forward to it. Please wait for it.

Speaker

•

I am Atsuo Inoue. I am a journalist. I have two questions. You said that we have the people from Sprint in this room. How are you going to say to the Sprint team about SoftBank and what kind of value SoftBank can provide?

Mr. Son

•	This is not the occasion to talk about that.

ATTACHMENT

SELECTED SLIDES FROM PRESENTATION MATERIALS USED IN EARNINGS RESULTS BRIEFING

5% (??QUICK??)

2006 ‘07 ‘08 ‘09 ‘10 ‘11 ‘12

H1 H1 H1 H1 H1 H1 H1 (FY) 11

*Created by SOFTBANK CORP. based on respective companies’ publicly available information.

*SoftBank: Apr. to Sept. AT&T and Verizon: Jan. to June

Will you postpone the

network enhancement

because of the investment in

Sprint?

Don’t worry!

Consolidated CAPEX (original plan)

excludes Fukuoka Yahoo! JAPAN Dome

2010 ‘11 ‘12 ‘13 (FY) *FY2012 related CAPEX (JPY 87.6bn) 47

(plan)

Progress is ahead of schedule

excludes Fukuoka Yahoo! JAPAN Dome

2010 ‘11 ‘12 ‘13 (FY) *FY2012 related CAPEX (JPY 87.6bn) 48

(plan)

# Consolidated EBIT
## (Operating Income)


1t
(JPY)
675.2bn
0
2004 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 (FY)
(target)

FY2016
**JPY 1t (Japan)**



61

Softbank’s market

Further growth

Oct.

15,

2012

SoftBank / Sprint Strategic Partnership

Today, I will answer questions from all over the world.

Question 1

Why the US?

Answer

Aim for sustainable growth in a country with a fast growing mobile market.

Population increasing

Source : United Revision_ Nations _World Population Prospects, the 2010

Birth rate MEDIUM estimates used. 71

2011 _20 _30 _40 _50 (CY)

Economic growth

Source: (2011) Ministry of Foreign Affairs of Japan, Economic Affairs Bureau,

International Economy Division

(from 2020) Goldman Sachs ‘Global Economics Paper No: 153’

2011 ‘20 ‘30 ‘40 ‘50 (CY) Mar. 28, 2007 72

LTE Subscribers (World)

Japan & the US are global leaders in LTE

Source: wireless intelligence (as of Mar. 31, 2012) subscriber number of FDD-LTE, TD-LTE and AXGP.

Mobile data traffic

Japan & the US are leaders in mobile data

Source: Statistic information of CISCO VNI Mobile, 2011

Created by SOFTBANK CORP. based on the world’s mobile traffic data ratio 74 by region in 2011.

Country Risk?

Question 2

Why sprint?

Answer

High Growth Potential

Areas of anticipated growth potential

1. Revenue increase

2. Improves financial position

& CAPEX for growth

3. Management efficiency

Areas of anticipated growth potential

1. Revenue increase

2. Improves financial position

& CAPEX for growth

3. Management efficiency

Revenue subscribers arpu

Total subscribers at end of period Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Source: Sprint’s publicly available information 81 FY2010 FY2011 FY2012

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Source: Sprint’s publicly available information 82 FY2010 FY2011 FY2012

Period subscribers changes (period ended sept. you) In-line with market 5.7% Sprint platform 5.1% 4.8% ( + ( Nextel platform *Created by SOFTBANK CORP. based on respective companies’ publicly available information. *Verizon:Retail Connections AT&T Verizon Sprint AT&T: Sprint: Total sum Cellular/PCS of Sprint platform Customers and Nextel platform

*Created by SOFTBANK CORP. based on respective companies’ publicly available information. Sprint *Verizon:Retail Connections AT&T Verizon AT&T: Total Cellular/PCS Customers 84 Platform Only Sprint: Total Sprint platform

Total retail postpaid arpu Steady growth 50 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2010 2011 2012 (FY) Source: Sprint’s publicly available information

No.1 *Created by SOFTBANK CORP. based on respective companies_ publicly available information. *Verizon: Calculated by SOFTBANK CORP. based on respective companies_s publicly AT&T Verizon Sprint available information AT&T: Postpaid Subscriber ARPU 86 ySprint: Total Retail Postpaid ARPU (including Sprint platform and Nextel platform)

Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Steady growth 2010 2011 2012 Source: Sprint’s publicly available information

Wireless Service Revenue Growth (YTD YoY) Sales In-line with market 7.5% 7.1% Sprint platform 4.4% ( + ( Nextel platform *Created by SOFTBANK CORP. based on respective companies_ publicly available information. *Verizon: Revenue Verizon Wireless Service AT&T Verizon Sprint AT&T: Revenue Wireless Segment Service Sprint: Wireless Service Revenue (Sprint Platform + Nextel Platform)

*Created by SOFTBANK CORP. based on respective companies’ publicly available information. AT&T Verizon Sprint *Verizon: AT&T: Wireless Verizon Wireless Segment Service Service Revenue Revenue Platform Only Sprint: Wireless Service Revenue (Sprint Platform)

*Created by SOFTBANK CORP. based on respective companies_ publicly available information. AT&T Verizon Sprint

Areas of anticipated growth potential 1. Revenue increase 2. Improves financial position & CAPEX for growth 3. Management efficiency

Before After *Pro forma Capital Increase Capital Increase *USD converted at USD= JPY 80 92 (as of Sept. 30, 2012) Source: Sprint’s publicly available information

Net Debt/EBITDA Multiple .46x Tremendous improvement Before After *Pro forma *Created by SOFTBANK CORP. based on Sprint’s publicly available Capital Increase Capital Increase information. (as of Sept. 30, 2012)

CAPEX (USD bn) 7.1 6.5 CAPEX for further growth 3.0 2.9 1.6 1.9

Areas of anticipated growth potential 1. Revenue increase 2. Improves financial position & CAPEX for growth 3. Management efficiency

*Created by SOFTBANK CORP. based on respective companies’ publicly available information for Japanese companies, and Bloomberg information for US companies. 2005 ‘06 ‘07 ‘08 ‘09 ‘10 “11 ‘12 (FY) Mobile *Fiscal EBITDA year for Japan: Margin Apr. = Mobile to Mar. EBITDA US: Jan. / Mobile to Dec. Service Revenue ?YTD?

Mobile: EBITDA Margin [Graphic Appears Here] 2002 _04 _06 _08 _10 _12£ 2006 _07 _08 _09 _10 _11 _12 £ 97 ¢H1 Source: Sprint_s publicly available information ¢YTD *Mobile EBITDA Margin = Mobile EBITDA / Mobile Service Revenue

Sprint Consolidated Results (July to Sept. 2012) [Graphic Appears Here] Operating Loss Net Loss

(Source) Nikkei (Oct. 26, 2012) Source: Sprint_s publicly available information Accelerated depreciation mainly due to shut down of USD -231mil USD -767mil Nextel platform Operating Loss Net Loss

Profitable (before accelerated depreciation) Source: Sprint_s publicly available information Operating Income Net Loss *Calculated by SOFTBANK CORP. based Sprint_s publicly available information

Phases of the Sprint Turnaround I. Recovery II. Investment III. Margin Expansion •Improve the brand •Build world-class network •Expect strong margin •Reverse subscriber platform improvement from trends •Eliminate duplicative Network Vision and •Begin growing revenue network cost structure continued revenue growth •Eliminate costs •Focus on growth of core •Conserve capital in Sprint platform business preparation for investmen phase 2008—2011 2012—2013 2014+

Consolidated EBITDA
JPY 1.6t = SoftBank + EM + WILLCOM + Sprint
JPY 1.5t NTT DOCOMO
JPY 1.0t KDDI
Surpass DOCOMO
*Created by SOFTBANK CORP. based on respective companies' publicly available information.
SoftBank: simple sum of SoftBank, eAccess, WILLCOM and Sprint (Adjusted OIBDA).
*SoftBank data includes WILLCOM, EMOBILE and Sprint data. SOFTBANK is WILLCOM's sponsor in connection with WILLCOM's rehabilitation under Japan's Corporate Rehabilitation Act, and holds a 100% economic interest in WILLCOM. eAccess Ltd., provider of the EMOBILE service, is the subject of a proposed share exchange transaction with SOFTBANK whereby, subject to receipt of necessary approvals and completion, eAccess Ltd. will become a wholly-owned subsidiary of SOFTBANK. Sprint Nextel Corporation is the subject of certain proposed transactions involving SOFTBANK whereby, subject to receipt of necessary approvals and completion, an indirect wholly-owned subsidiary of SOFTBANK will merge with Sprint. Following such merger, SOFTBANK is expected to indirectly own approximately 70% of the parent company of the surviving corporation.
2005
'06
'07
'08
'09
'10
'11
'12
(forecast)
*Pro forma
*USD converted at USD= JPY 80
108

SoftBank_s Enterprise Value

Global no.3 *Created by SOFTBANK CORP. based on respective companies’ publicly available information. 110 SoftBank: simple sum of SoftBank, eAccess, WILLCOM and Sprint. *Pro forma, refer to note on slide 108.

Mobile EBITDA


(JPY)
China Mobile
3.1t
Verizon
2.1t
AT&T
1.7t
NTT DOCOMO
1.5t
SoftBank Group
SoftBank
Sprint
1.2t
KDDI
0.7t
Bharti Airtel
0.2t
Global No.5
SoftBank
Sprint

Source: based on respective companies' publicly available information
SoftBank Group and NTT DOCOMO: FY2012 forecasts, Others: FY2011
SoftBank Group: simple sum of SoftBank, eAccess, WILLCOM, and Sprint (Adjusted OIBDA)
*Pro forma, refer to note on slide 108.

111

But

Question Why Expan Business

Answer

Provide the best possible service by enhancing the management base and financial strength

Change in the Competitive Market Place Galapagos phone Smartphone

× ×

2G/3G LTE Now is the time to capitalize the world’s economies of scale

To Customers in Japan and the US 1. Cutting-edge LTE network 2. Global smartphone 3. Innovative services Provide the world_s most-advanced mobile broadband120

Lifestyle Innovation through Mobile Internet

Information Revolution -Happiness for everyone

Softbank

1. Application of accounting standard for disclosure on segments The _Accounting Standard for Disclosures about Segments of an Enterprise and Related Information_ and related _Guidance on the Accounting Standard for Disclosures about Segments of an Enterprise and Related Information_ are applied from FY2010/Q1. Financial results for 2010/3 are shown based on the new standard for comparison purposes only and have neither been audited nor reviewed by our independent auditors. All financial information for 2010/3 presented herein based on the new standard are subject to our audited and reviewed financial reports for the relevant corresponding periods. 2. Definition of terms etc. in this material. Free cash flow (FCF): cash flows from operating activities + cash flows from investing activities. EBITDA: operating income (loss) + depreciation and amortization (including amortization of goodwill), and loss on disposal of fixed assets included in operating expenses. Net interest-bearing debt: interest-bearing debt—cash position Interest-bearing debt: short-term borrowings + commercial paper + current portion of corporate bonds + corporate bonds + long-term borrowings. Lease obligations are not included. This excludes the corporate bonds (WBS Class B2 Funding Notes, issued by J-WBS Funding K.K.) with a face value of JPY 27.0bn acquired by SOFTBANK CORP. during 2010/3 that were issued under the whole business securitization financing scheme associated with the acquisition of Vodafone K.K. Cash position: cash & cash deposits + marketable securities recorded as current assets. (excludes Yahoo! Inc. shares which were held by a subsidiary of SOFTBANK CORP. in the United States of America). Record high, record high revenue: since SOFTBANK CORP. applied consolidated accounting in 1995/3. SOFTBANK CORP. owns 100% shares issued by WILLCOM, Inc. However, WILLCOM, Inc. is in the process of reorganization under the Corporate Reorganization Act and the Company does not have effective control over WILLCOM, Inc. Therefore, WILLCOM, Inc. is not treated as a subsidiary. 3. Trademarks and registered trademarks The names of other companies, other logos, product names, service names, brands, etc., mentioned in this material are registered trademarks or trademarks of SOFTBANK CORP. or the applicable companies. Unauthorized copying of this material and use of the information or the data in this material in whole or in part are not permitted. Apple, the Apple logo, iPhone and iPad are trademarks of Apple. The trademark “iPhone” is used with a license from Aiphone K.K.